EXHIBIT (e)(34)

PEOPLESOFT, INC.

4460 Hacienda Drive
Pleasanton, CA 94588

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

      This Information Statement is being mailed on or about December 16, 2004 with Amendment No. 51 to the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) of PeopleSoft, Inc. (the “Company” or “PeopleSoft”). You are receiving this Information Statement in connection with the possible election of persons designated by Oracle Corporation (“Oracle”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

      Pepper Acquisition Corp., a wholly-owned subsidiary of Oracle (“Merger Subsidiary”), is offering to purchase any and all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock”), together with the associated preferred stock purchase rights, at a purchase price of $26.50 per share (the “Revised Offer”). The Revised Offer is scheduled to expire at 12:00 midnight, New York City time, on December 28, 2004. The Revised Offer is made upon the terms and subject to the conditions set forth in Oracle and Merger Subsidiary’s Amended and Restated Offer to Purchase, dated December 15, 2004, in the related Amended and Restated Letter of Transmittal, and in any supplements or amendments thereto (the “Offer Documents”). The Offer Documents have been filed by Oracle and Merger Subsidiary under Schedule TO with the Securities and Exchange Commission, and are being sent to the Company’s stockholders together with this Information Statement. Pursuant to the Agreement and Plan of Merger, dated as of December  12, 2004, among Oracle, Merger Subsidiary and the Company (the “Merger Agreement”), at the expiration of the Revised Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, it is contemplated that Merger Subsidiary will purchase all of the Company Common Stock validly tendered pursuant to the Revised Offer and not withdrawn. The consummation of the Revised Offer pursuant to the terms of the Merger Agreement would result in a change of control of the Company. Following the consummation of the Revised Offer and subject to the other conditions contained in the Merger Agreement, including, if required by Delaware law, obtaining the necessary vote of the Company’s stockholders in favor of the Merger Agreement, Merger Subsidiary will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock not tendered into the Revised Offer (other than shares held by the Company, Oracle or its subsidiaries or stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $26.50 in cash, or any higher price paid in the Revised Offer, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation.

      The information contained in this Information Statement concerning Oracle, Merger Subsidiary and the Oracle Designees (as defined below) has been furnished to the Company by Oracle and Merger Subsidiary, and the Company assumes no responsibility for the accuracy or completeness of such information.

BOARD OF DIRECTORS

General

      The Company Common Stock is the only class of voting stock of the Company outstanding, and the holders of the Common Stock are entitled to one vote per share. As of November 30, 2004, there were 375,494,375 shares of Company Common Stock issued and outstanding. The Board currently consists of seven members, and there are currently no vacancies; the size and composition of the Board are subject to certain contractual commitments set forth in the Merger Agreement and described below. The Company’s Board of Directors is divided into four Class I directors and three Class II directors serving staggered two-year terms.

The term of the four Class I directors expires at the Company’s annual meeting of stockholders in 2005 and the term of the three Class II directors expires at the Company’s annual meeting of stockholders in 2006.

Right to Designate Directors

      The Merger Agreement provides that, effective upon the acceptance for payment of any shares of Company Common Stock by Merger Subsidiary pursuant to the Revised Offer, Oracle shall be entitled to designate, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the number of directors, rounded up to the next whole number, on the Board (the “Oracle Designees”) that equals the product of (a) the total number of directors on the Board (after giving effect to directors elected pursuant to this sentence) and by (b) the percentage that the number of shares of Company Common Stock beneficially owned by Oracle or Merger Subsidiary (including shares of Company Common Stock accepted for payment) bears to (ii) the total number of such shares outstanding. The Company shall take all action necessary to cause the Oracle Designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of its current directors. In addition, at such time as the Oracle Designees constitute a majority of the Board (the “Control Date”), the Company shall also use its best efforts to cause individuals designated by Oracle to constitute the number of directors, rounded up to the next whole number, on (i) each committee of the Board other than the Transaction Committee and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board.

      Following the election or appointment of the Oracle Designees and until the consummation of the Merger, the approval of a majority of the directors of the Company then in office who were not Oracle Designees will be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, any extension of time for performance of any obligation or action under the Merger Agreement by Oracle or Merger Subsidiary and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

The Oracle Designees

      Oracle has informed the Company that the Oracle Designees will be selected by Oracle from among any of the directors and executive officers of Oracle set forth below. The following table sets forth certain information with respect to individuals Oracle may designate as the Oracle Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise indicated below, each occupation set forth opposite each person relates to employment with Oracle. The business address of each person is c/o Oracle at 500 Oracle Parkway, Redwood City, California 94065, their telephone number at that address is (650) 506-7000 and each such person is a citizen of the United States.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

Safra Catz	43	Ms. Catz has served as a director since October 2001. She has been a President since January 2004. She served as an Executive Vice President from November 1999 to January 2004 and served as a Senior Vice President between April 1999 and October 1999. Prior to joining Parent, Ms. Catz was employed by Donaldson, Lufkin & Jenrette, a global investment bank, where she was a Managing Director from February 1997 to March 1999.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

Daniel Cooperman	54	Mr. Cooperman has been Senior Vice President, General Counsel and Secretary since February 1997. Prior to joining Parent, Mr. Cooperman had been associated with the law firm of McCutchen, Doyle, Brown & Enersen (which has since become Bingham McCutchen LLP) from October 1977 and had served as a partner since June 1983. From September 1995 until February 1997, Mr. Cooperman was Chair of the law firm’s Business and Transactions Group and from April 1989 through September 1995, he served as Managing Partner of the law firm’s San Jose office.
Charles E. Phillips, Jr.	45	Mr. Phillips has been a President since January 2004 and has been a director since January 2004. Mr. Phillips was Executive Vice President, Strategy, Partnerships, Business Development from May 2003 to January 2004. Prior to joining Parent, Mr. Phillips was with Morgan Stanley & Co, Incorporated, where he was a Managing Director from November 1995 to May 2003 and a Principal from December 1994 to November 1995. From 1986 to 1994, Mr. Phillips worked at various investment banking firms on Wall Street. Prior to that, Mr. Phillips served as a Captain in the United States Marine Corps as an information technology officer. Mr. Phillips also serves as a director of Viacom Inc. and 51job, Inc.
Harry L. You	45	Mr. You has been Executive Vice President and Chief Financial Officer since July 2004. Prior to joining Parent, Mr. You was Chief Financial Officer of Accenture Ltd, a global management consulting, technology services and outsourcing company, from June 2001 to July 2004. Prior to Accenture, Mr. You was with Morgan Stanley & Co., Incorporated, a global investment bank, where he was a Managing Director from December 2000 to June 2001 and a Principal from March 1996 to December 2000.

      Oracle has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Oracle may choose additional or other Oracle Designees, subject to the requirements of Rule 14f-1 of the Exchange Act.

      None of the Oracle Designees is currently a director of, or holds any position with, the Company. Oracle and Merger Subsidiary have advised the Company that none of the Oracle Designees or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company, or (ii) has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

      Oracle and Merger Subsidiary have advised the Company that none of the Oracle Designees during the past five years, has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order with respect to engaging in any type of business practice or enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or federal commodities laws, or a finding of any violation of federal or state securities laws.

Current Board of Directors

      To the extent the Board will consist of persons who are not Oracle Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

      The names of the current members of the Board and certain information about them are set forth below:

				Expiration
			Director	of Term
Name of Nominee	Age	Position(s) with the Company	Since	of Office

Class I Directors
David A. Duffield	64	CEO and Chairman of the Board	1987	2005
Aneel Bhusri	38	Vice Chairman of the Board and Consultant	1999	2005
Steven D. Goldby(1)(2)(3)(4)	64	Director	2000	2005
Michael J. Maples(3)(4)	62	Director	2003	2005

Class II Directors
A. George “Skip” Battle(1)(2)(3)	60	Director	1995	2006
Frank J. Fanzilli, Jr.(1)(3)(4)	48	Director	2001	2006
Cyril J. Yansouni(1)(2)(3)	62	Director	1992	2006

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Transaction Committee.

(4)	Member of the Corporate Governance/ Nominating Committee.

      David A. Duffield is a founder of PeopleSoft and is the Chief Executive Officer and Chairman of the Board. He has served as Chairman of the Board since PeopleSoft’s incorporation in 1987. He has been the Chief Executive Officer since October 2004 and also previously served as Chief Executive Officer from August 1987 through September 1999 and as President from August 1987 through May 1999. Prior to founding PeopleSoft, he was a founder and Chairman of the Board of Integral, a supplier of human resource and financial applications software, from 1972 through 1987. Mr. Duffield also served as Integral’s Chief Executive Officer. Mr. Duffield was the co-founder of Information Associates (now a subsidiary of Systems and Computer Technology). He holds a B.S. degree in electrical engineering and an M.B.A. degree from Cornell University.

      A. George “Skip” Battle became a director of PeopleSoft in December 1995. Mr. Battle has served on the Board of Directors of Ask Jeeves, Inc., a publicly-traded internet search engine company, since December 2000, currently serving as Executive Chairman. He served as its Chief Executive Officer from December 2000 through December 2003. He is currently a Senior Fellow at the Aspen Institute, an international research firm. From 1968 until his retirement in June 1995, Mr. Battle served in various roles of increasing responsibility with Andersen Consulting. At the time of his retirement, Mr. Battle was Managing Partner of Market Development and was serving as a member of Andersen Consulting’s Executive Committee, Global Management Council and Partner Income Committee. Mr. Battle holds a B.A. degree in economics with highest distinction from Dartmouth College and an M.B.A. degree from the Stanford Business School where he held McCarthy and University Fellowships. Mr. Battle is also the Chairman of the Board of Directors of Fair Isaac Corporation and a director of the following mutual funds: Masters’ Select Equity, Masters’ Select Value, Masters’ Select Smaller Companies and Masters’ Select International.

      Aneel Bhusri has been a director of PeopleSoft since March 1999 and has served as Vice Chairman of the Board and as a consultant to PeopleSoft since October 2004. He also is currently a General Partner with Greylock Partners, an early stage venture capital firm with offices in San Mateo, California and Waltham, Massachusetts. Aneel served in a variety of management positions at PeopleSoft from August 1993 through December 2002, including Senior Vice President, Product Strategy, Marketing and Business Development.

Prior to joining PeopleSoft, Mr. Bhusri served as an associate at Norwest Venture Partners and spent several years in Morgan Stanley’s corporate finance organization working with the firm’s high-tech clients. He holds a B.S. degree in electrical engineering and economics from Brown University and an M.B.A. degree from Stanford University.

      Frank J. Fanzilli, Jr., became a director of PeopleSoft in May 2001. Mr. Fanzilli was Managing Director and the Chief Information Officer of Credit Suisse First Boston until his retirement in April 2002. Mr. Fanzilli joined the First Boston Corporation in 1985 as an Analyst in the Information Services Department and held a variety of positions within Information Technology, including Head of European Information Services and Head of Global Application Development. Prior to joining Credit Suisse First Boston, Mr. Fanzilli spent seven years at IBM where he managed systems engineering and software development for Fortune 50 accounts. Mr. Fanzilli received a B.S. degree in management, cum laude, from Fairfield University and an M.B.A. degree in finance, with distinction, from New York University, where he was the Marcos Nadler Scholar. Mr. Fanzilli is also a director of Interwoven, Inc.

      Steven D. Goldby was appointed as a director of PeopleSoft in February 2000. Mr. Goldby has served as Chairman and Chief Executive Officer of Symyx Technologies, Inc., a leading company applying combinatorial methods to materials science, since July 1998. Prior to joining Symyx, he served for more than ten years as Chairman of the Board and Chief Executive Officer of MDL Information Systems, Inc., a pharmaceutical software company. Before joining MDL, Mr. Goldby held various management positions, including Senior Vice President, at ALZA Corporation, from 1968 to 1973, and was President of Dynapol, a specialty chemical company, from 1973 to 1981. Mr. Goldby holds a B.S. degree in chemistry from the University of North Carolina and a J.D. degree from Georgetown University Law Center.

      Michael J. Maples has served as a Director of PeopleSoft since July 2003 and previously served as Director of J.D. Edwards & Company from January 1997 to July 2003. Mr. Maples held various management positions at Microsoft Corporation from April 1988 to July 1995, the most recent of which was Executive Vice President of the Worldwide Products Group. Mr. Maples also served as a member of the Office of the President at Microsoft. Prior to his time at Microsoft, he served as Director of Software Strategy for International Business Machines Corp. Mr. Maples also serves as a director of Lexmark International, Inc., Motive, Inc., and Mutli-Media Games, Inc. Mr. Maples holds a B.S. in electrical engineering from the University of Oklahoma and an M.B.A. from Oklahoma City University.

      Cyril J. Yansouni has been a director of PeopleSoft since 1992. From June 2000 to June 2003, Mr. Yansouni was the Chairman of the Board of Directors of Read-Rite Corporation, a supplier of magnetic recording heads for data storage drives, which sought protection under Chapter 7 of the U.S. Bankruptcy Code in June 2003. From March 1991 to June 2000, Mr. Yansouni also served as the Chief Executive Officer of Read-Rite Corporation. From 1988 to 1991, Mr. Yansouni was with Unisys Corporation, a manufacturer of computer systems, where he served in various senior management capacities, last serving as an Executive Vice President. From 1986 to 1988, Mr. Yansouni was President of Convergent Technologies, a manufacturer of computer systems that was acquired by Unisys Corporation in December 1988. From 1967 to 1986, Mr. Yansouni was employed by Hewlett-Packard Company, where he served in a variety of technical and management positions, last serving as Vice President and General Manager of the Personal Computer Group. Mr. Yansouni received his B.S. degree in electrical and mechanical engineering from the University of Louvain, Belgium and his M.S. degree in electrical engineering from Stanford University. Mr. Yansouni is also a director of Tektronix, Inc. and Solectron Corporation.

Director Independence

      A. George (“Skip”) Battle, Frank J. Fanzilli, Jr., Cyril J. Yansouni, Steven D. Goldby and Michael J. Maples are independent directors, as defined in the corporate governance listing requirements applicable to companies whose securities are listed on the Nasdaq National Market (the “Nasdaq listing standards”).

Board Meetings

      The Board of PeopleSoft held a total of 25 meetings during 2003. No director attended fewer than 75% of the total number of meetings of the Board and committees of the Board, if any, on which he served during 2003. All the current directors attended the 2004 annual stockholders’ meeting, and all the current directors attended the 2003 annual stockholders’ meeting, with the exception of Michael J. Maples, who was not a PeopleSoft director at that time. The Board has a policy that all directors attend PeopleSoft’s annual stockholder meetings.

Communications with the Board

      Stockholders may communicate with the Board by sending an email to BoardofDirectors@peoplesoft.com or by sending a letter to PeopleSoft Board of Directors, c/o the Office of the Corporate Secretary, 4460 Hacienda Drive, Pleasanton, California 94588. The Office of the Corporate Secretary will receive the correspondence and forward it to the Chairman of the Corporate Governance/ Nominating Committee or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to PeopleSoft or its business, or is similarly inappropriate. The Office of the Corporate Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

Board Compensation

      Each non-employee director receives an annual retainer of $30,000 plus $5,000 per annum for each committee membership (with an additional $5,000 per annum paid for service as a chairman of a committee). Since June 2003, each non-employee director also has received a payment of $7,500 per month in connection with increased Board activities resulting in part from the Oracle tender offer, and will be paid $1,500 per day when attending or preparing for legal proceedings involving PeopleSoft. Mr. Bhusri, who terminated employment with PeopleSoft in 2002, received in 2003 approximately $621,000 in compensation resulting from the exercise of stock options and a distribution of approximately $2,000 from his 401(k) plan account, both of which related to his former service as an employee. In addition, Mr. Bhusri is entitled to certain payments in consideration of his service as a consultant pursuant to a consulting agreement, as described below under “Certain Business Relationships and Transactions with Management.” Mr. Duffield served as an employee of PeopleSoft working on special projects during 2003 and was paid $12,000 in such capacity. His current salary as Chief Executive Officer is $1.00 and he also receives benefits.

      The Board of Directors has the authority to determine stock compensation for non-employee directors. In addition to cash compensation, pursuant to guidelines established by the Board, each non-employee director receives an initial stock option grant upon joining the Board or otherwise becoming eligible (for example at the time an employee director becomes a non-employee director) as well as additional options annually for continued service. The initial option grant is 60,000 shares, which vests over a period of four years. Each non-employee director also receives a quarterly option grant of 6,250 shares, or 25,000 option shares per year. These quarterly grants become fully vested one year after the date of grant. The exercise prices of options granted to non-employee directors are set at the market value of the underlying stock on the date of grant. Since its approval by stockholders in May 2003, options granted to non-employee directors are made under the 2003 Directors Stock Plan. Under the terms of the stock option agreements with the Company’s directors, all unvested stock options will automatically vest upon a change of control, which would include the consummation of the Revised Offer.

Certain Business Relationships and Transactions with Management

      During 2003 and 2004, Gary Conway, the brother of former director and CEO Craig Conway, served as Vice President, Corporate Marketing, and received salary and bonuses totaling approximately $376,000 in 2003 and approximately $265,000 in 2004 through September 30. He departed the Company in October 2004 and received payments (prior to income tax withholding) of $150,000 and $50,000, equal to six months salary and target bonus, and payments for six months’ health coverage under COBRA, pursuant to the terms of the Executive Severance Policy — Group Vice Presidents, for which he was eligible. Also during 2003, Chairman and CEO David A. Duffield’s son and daughter-in-law, Michael D. Duffield and Michelle M. Duffield, were employed by PeopleSoft as an Account Executive and Senior Direct Marketing Specialist, respectively. They received, in the aggregate, salary, commissions and bonuses totaling approximately $677,000 in 2003 and approximately $627,000 in 2004 through September 30.

      On September 30, 2004, director Aneel Bhusri was elected Vice Chairman and became a full time consultant to the Company. In these capacities, he is responsible for leading the development of PeopleSoft’s corporate strategy, technology vision and long-term product roadmap and strategy. Mr. Bhusri reports to the Chief Executive Officer of the Company and is responsible for supervising the activities of the Executive Vice President of Products and Technology and the Chief Technology Officer. On December 6, 2004, the Corporate Governance/ Nominating Committee of the Board approved the Company entering into a consulting agreement with Mr. Bhusri, setting forth the basis of this relationship. Pursuant to the agreement, beginning October 1, 2004, the Company has agreed to pay Mr. Bhusri for these services $125,000 per month and will reimburse him for reasonable out of pocket expenses. Such payments are in addition to directors’ fees to which Mr. Bhusri is entitled as a member of the Board. Pursuant to the mutual agreement of Mr. Bhusri and the Company, the consulting agreement will be terminated effective December 31, 2004. Mr. Bhusri remains a General Partner with Greylock Partners. Portfolio companies of Greylock Partners paid license and services fees to the Company of approximately $322,000 from January 1, 2004 through September 30, 2004.

CORPORATE GOVERNANCE

      In December 2003, the PeopleSoft Board of Directors adopted a Corporate Governance Policy and an updated Code of Business Ethics, both of which are posted, together with the charters for the Audit Committee, Compensation Committee, and Corporate Governance/ Nominating Committee of the Board, on the corporate governance page of our website. The corporate governance page can be accessed under About PeopleSoft — Investor Relations — Corporate Governance on our website at www.peoplesoft.com.

Code of Business Ethics

      PeopleSoft’s Code of Business Ethics applies to all directors, officers and employees of PeopleSoft, including the Chief Executive Officer, Chief Financial Officer and Corporate Controller. The three key principles of the Code are to act with integrity, to act legally and to act responsibly with respect to work for PeopleSoft.

Corporate Governance Policy

      The PeopleSoft corporate governance policy provides guidelines which govern the qualifications and conduct of the Board. The PeopleSoft corporate governance policy is consistent with the corporate governance requirements of the Sarbanes-Oxley Act of 2002, and the Nasdaq listing standards. The PeopleSoft corporate governance policy addresses:

•	the independence and other qualifications of PeopleSoft board members. The corporate governance policy provides that a majority of the directors shall be independent of PeopleSoft and its management;

•	the regular meetings of the independent directors;

•	how persons are nominated by the Board for election as directors;

•	the evaluation of performance of the Board and its committees;

•	limitations on Board service;

•	the functions of the Board in relation to oversight of PeopleSoft;

•	the approval of the selection and compensation of the CEO and other executive officers;

•	the organization and basic function of Board committees; and

•	the authority to engage outside advisors.

BOARD COMMITTEES AND THEIR FUNCTIONS

      The Board has an Audit Committee, a Compensation Committee, a Corporate Governance/ Nominating Committee and a Transaction Committee, each composed solely of independent directors as defined in the Nasdaq listing standards. The charters of the Audit Committee, Compensation Committee, and the Corporate Governance/ Nominating Committee are posted under About PeopleSoft — Investor Relations on PeopleSoft’s website at www.peoplesoft.com.

Audit Committee

      The members of the Audit Committee are Messrs. Battle, Fanzilli, Goldby and Yansouni, who is the Chairman of the Committee. The Audit Committee is comprised solely of directors who meet all the independence standards for audit committee members, as set forth in the Sarbanes-Oxley Act of 2002 and the Nasdaq listing standards. The Board has designated Messrs. Battle and Yansouni as “audit committee financial experts” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. The Audit Committee is responsible for retaining and overseeing PeopleSoft’s independent auditors, approving the services performed by them and for reviewing PeopleSoft’s financial reporting process, accounting principles and its system of internal accounting controls. The Audit Committee also provides oversight of the internal audit function. The Audit Committee operates under the amended written charter adopted by the Board on January 28, 2004. The Audit Committee held 14 meetings in 2003. See the “Report of the Audit Committee” below.

Compensation Committee

      The Compensation Committee currently consists of Messrs. Goldby, Yansouni and Battle, who is the Chairman of the Committee. This Committee operates pursuant to a written charter adopted by the Board on January 28, 2004. The Compensation Committee is responsible for reviewing and approving PeopleSoft’s compensation, including policies and programs, base salaries, incentive and bonus plans and payments and equity incentive awards. The Compensation Committee is also responsible for administering PeopleSoft’s stock plans, except to the extent that such responsibilities have been retained by the Board. The Compensation Committee has delegated to management certain day-to-day operational activities related to the stock plans. The Compensation Committee held eight meetings in 2003. See the “Report of the Compensation Committee” below.

Corporate Governance/ Nominating Committee

      The Corporate Governance/ Nominating Committee currently consists of Messrs. Fanzilli, Maples and Goldby, who is the Chairman of the Committee. All members of the Corporate Governance/ Nominating Committee are independent. The Corporate Governance/ Nominating Committee evaluates and recommends candidates for election as directors, and also has responsibility for developing and implementing PeopleSoft’s corporate governance policies and assessing the independence and effectiveness of the Board and its committees. The Corporate Governance/ Nominating Committee also is responsible for reviewing related party transactions for potential conflicts of interest. The Corporate Governance/ Nominating Committee held one meeting during 2003 and otherwise conducted its business at Board meetings in 2003.

Consideration of Director Nominees

      The Corporate Governance/ Nominating Committee operates pursuant to a written charter adopted by the Board on January 28, 2004. In evaluating and determining whether to recommend a person as a candidate for election as a director, the Committee considers the qualifications set forth in PeopleSoft’s corporate governance policy, which include relevant management and/or technology experience; certain values such as integrity, accountability, judgment and adherence to high performance standards; independence pursuant to the guidelines set forth in the corporate governance policy; ability and willingness to undertake the requisite time commitment to Board functions; and an absence of conflicts of interest with PeopleSoft.

Identifying Director Nominees; Consideration of Nominees of the Stockholders

      The Corporate Governance/ Nominating Committee may employ a variety of methods for identifying and evaluating nominees for director. The Committee regularly assesses the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Committee considers various potential candidates for director which may come to the Committee’s attention through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Committee, and may be considered at any point during the year.

      The Corporate Governance/ Nominating Committee will consider candidates recommended by stockholders, when the nominations are properly submitted, under the criteria summarized above in “Consideration of Director Nominees.” The deadlines and procedures for stockholder submissions of director nominees are described below under “Deadline for Submitting Stockholder Proposals and Director Nominations for the Next Annual Meeting.” Following verification of the stockholder status of persons proposing candidates, the Committee makes an initial analysis of the qualifications of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is qualified for service on the PeopleSoft Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a stockholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Committee as part of its review. Other than the verification of compliance with procedures and stockholder status, and the initial analysis performed by the Committee, a potential candidate nominated by a stockholder is treated like any other potential candidate during the review process by the Committee.

Transaction Committee

      In June 2003, the Board established a Transaction Committee, which currently consists of the following independent directors: Messrs. Fanzilli, Goldby, Maples, Yansouni and Battle, who is the Chairman of the Committee. The Transaction Committee is responsible for evaluating the Oracle tender offer, including any amendments thereto, and any related activities of Oracle in connection with its announced intent to acquire PeopleSoft. The Transaction Committee is also responsible for advising the Board on making recommendations to stockholders and any other actions the Board make take in response to Oracle’s offer. The Transaction Committee met eight times in 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act and regulations of the SEC thereunder, require PeopleSoft’s executive officers and directors, and persons who own more than 10% of a registered class of PeopleSoft’s equity securities, to file reports of initial ownership and changes in ownership with the SEC. Based solely on its review of copies of such forms received by PeopleSoft, or on written representations from certain reporting persons that no other reports were required for such persons, PeopleSoft believes that, during or with respect to the period from January 1, 2004 to December 10, 2004, its executive officers and directors complied with all of the applicable Section 16(a) filing requirements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth as of December 10, 2004 (except as noted below), certain information with respect to the beneficial ownership of PeopleSoft’s Common Stock by (i) each person known by PeopleSoft to own beneficially more than 5% of the outstanding shares of our Common Stock (“Principal Stockholder”), (ii) each director of PeopleSoft, (iii) each executive officer named in the Summary Compensation Table on page 13 of this information statement, and (iv) all directors and executive officers as a group. PeopleSoft knows of no agreements among its stockholders that relate to voting or investment power of its Common Stock.

	Shares of Common Stock
	Beneficially Owned(1)

Directors, Named Executive Officers		Percentage
and Principal Stockholders	Number	Ownership

Named Executive Officers
Craig A. Conway(2)(3)	3,078,142	*
Guy E. Dubois(2)(3)	1,149,929	*
Ram Gupta(2)(3)	294,791	*
Kevin T. Parker(2)(3)	1,165,614	*
W. Philip Wilmington(2)(3)	1,027,459	*
Directors
A. George “Skip” Battle(2)	166,066	*
Aneel Bhusri(2)	91,125	*
David A. Duffield(4)	26,559,093	7.07%
Frank J. Fanzilli, Jr.(2)	81,250	*
Steven D. Goldby(2)	121,250	*
Michael J. Maples(2)	65,544	*
Cyril J. Yansouni(2)	138,000	*
All directors and executive officers as a group(5)	35,427,937	9.24%
Principal Stockholders
Capital Group International, Inc.(6)	37,407,740	9.96%
11100 Santa Monica Blvd.
Los Angeles, California 90025
Capital Research and Management Company(7)	21,303,630	5.67%
333 South Hope Street, 55th Floor
Los Angeles, California
90071-1447

*	Less than 1%

(1)	The percentage of ownership indicated is based on 375,494,375 shares of Common Stock outstanding as of November 30, 2004, together with applicable options for such stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to such shares. Each person holds sole voting and investment power over the shares reported for him unless otherwise indicated. Shares subject to options exercisable on December 10, 2004 or by April 1, 2005 (more than 60 days thereafter) have been deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	Includes the following numbers of shares issuable upon exercise of options that were exercisable on December 10, 2004 or by April 1, 2005; Mr. Dubois: 1,036,241; Mr. Parker: 1,009,685; Mr. Wilmington: 1,011,357; Mr. Battle: 163,000; Mr. Bhusri: 65,000; Mr. Fanzilli: 81,250; Mr. Goldby: 121,250; Mr. Maples: 56,742; and Mr. Yansouni: 138,000. Includes 3,000,000 shares issuable upon the exercise of options held by Mr. Conway that expire December 30, 2004 and 281,249 shares issuable upon the exercise of options held by Mr. Gupta that expire January 9, 2005. Messrs. Conway and Gupta departed employment with the Company effective October 1, 2004 and October 12, 2004, respectively.

(3)	Includes the following numbers of unvested shares held subject to a forfeiture restriction pursuant to restricted stock awards as of April 1, 2005: Mr. Dubois: 89,250; Mr. Parker: 88,500; and Mr. Wilmington: 82,938.

(4)	Mr. Duffield has served as the Chief Executive Officer of the Company since October 1, 2004. Mr. Duffield is also a Principal Stockholder. His address is c/o PeopleSoft, Inc., 4460 Hacienda Drive, Pleasanton, CA 94588. The stock shown includes 26,461,663 shares held by trusts or accounts of which Mr. Duffield is trustee or director and 97,430 shares held by Mr. Duffield’s wife. Mr. Duffield disclaims beneficial ownership of 3,597,438 shares of PeopleSoft Common Stock held in the Duffield Family Foundation, a charitable foundation.

(5)	Includes 8,118,523 shares subject to stock options held by directors, named executive officers and other executive officers (16 persons) that were exercisable on December 10, 2004 or by April 1, 2005, and 531,064 unvested shares held subject to a forfeiture restriction pursuant to restricted stock awards.

(6)	Shares beneficially owned are determined solely from information reported on an amended Schedule 13G dated November 10, 2004. Additionally, Capital Guardian Trust Company, a wholly owned subsidiary of Capital Group International, Inc., is deemed to be the beneficial owner of 21,750,580 shares of PeopleSoft’s Common Stock.

(7)	Shares beneficially owned are determined solely from information reported on an amended Schedule 13G dated February 10, 2004.

EXECUTIVE OFFICERS

      The Board of Directors designated the following persons as executive officers for the 2004 fiscal year:

      David A. Duffield is a founder of PeopleSoft and is the Chief Executive Officer and Chairman of the Board. See additional information about Mr. Duffield in the section entitled “Current Board of Directors” above.

      Kevin T. Parker, 45, Co-President and Chief Financial Officer, joined PeopleSoft in October 2000 as Senior Vice President and Chief Financial Officer. In January 2002, Mr. Parker was promoted to Executive Vice President of Finance and Administration, Chief Financial Officer, and in October 2004, he was promoted to Co-President and Chief Financial Officer. Mr. Parker served as Senior Vice President and Chief Financial Officer from 1999 to 2000 for Aspect Communications Corporation, a customer relationship management software company. From 1996 to 1999, Mr. Parker was Senior Vice President of Finance and Administration at Fujitsu Computer Products of America. Previous posts include Chief Financial Officer, Controller and other financial management positions at Standard Microsystems, O’Neil Data Systems, Toshiba America Information Systems, CalComp and Price Waterhouse. Mr. Parker attended Clarkson University where he received a bachelor’s degree in accounting.

      Phil Wilmington, 46, joined PeopleSoft in December 1992. Before being promoted to his current position as Co-President, Mr. Wilmington held various positions including Executive Vice President, Americas, President of the Services Division, Vice President of Emerging Markets, General Manager of the Financial Services business unit, and General Manager of the Midwest Region. Prior to joining PeopleSoft, Mr. Wilmington served as Executive Vice President of Field Operations at Trinet, Inc. and as Vice President of Sales and Operations at Tesseract Corporation. Mr. Wilmington received a bachelor’s degree in marketing and business administration from Bradley University.

      Nanci Caldwell, 46, joined PeopleSoft in April 2001 as Senior Vice President and Chief Marketing Officer. In January 2002, Ms. Caldwell was promoted to her current position as Executive Vice President and Chief Marketing Officer. Ms. Caldwell worked for Hewlett-Packard Company from 1982 to 2001, where she held a number of senior management roles, including: Vice President of Marketing-HP Services, Vice

President of North American Sales and Vice President of Worldwide Enterprise Marketing and Global Alliances. Ms. Caldwell received a degree in psychology from Canada’s Queen’s University and completed the University of Western Ontario’s Executive Marketing Management program.

      Guy Dubois, 50, joined PeopleSoft in January 2000 as Executive Vice President, International. Mr. Dubois served as Executive Vice President, Worldwide Field Operations of The Vantive Corporation from 1999 to 2000. From 1995 to 1999, Mr. Dubois was Vice President and General Manager of the Europe, Middle East, Africa operations of Sybase Inc. From 1994 to 1995, Mr. Dubois was Vice President of Southern Europe at Sybase. Prior to that, he was Deputy Managing Director of Digital Equipment Corporation France. He serves as a director of Infovista Corporation. Mr. Dubois holds a master’s degree in science and is a chartered engineer, and graduated from Lille Business Management School (“EUDIL”) in France.

      Michael Gregoire, 38, joined PeopleSoft in April 2000 as Senior Vice President, PeopleSoft Consulting, North America. In January 2003, he was promoted to Executive Vice President, PeopleSoft Global Services, and is in charge of all of PeopleSoft’s professional services, training and hosting. Prior to his employment at PeopleSoft, Mr. Gregoire spent 13 years at Electronic Data Systems Corporation, where he held a variety of management positions, last serving as Managing Director of Services for the Global Financial Markets Group. Mr. Gregoire has a Bachelor of Science degree in physics and computing from Wilfred Laurier University in Ontario, Canada, and an MBA from California Coast University. He is a graduate of the Thunderbird American School for International Business, International Executive Program. Mr. Gregoire serves on the Board of Directors of the Association of Management Consulting Firms (“AMCF”) in New York City.

      James P. Shaughnessy, 50, Senior Vice President, General Counsel and Corporate Secretary, joined PeopleSoft in June 2004. From May 2002 to June 2004, he was Vice President & Deputy General Counsel of Hewlett-Packard Company, a computer manufacturing and software firm. In that role he supported HP’s Enterprise Systems Group, which develops, manufactures and sells servers, storage and software products and innovative enterprise solutions; and was responsible for HP’s international legal operations. Prior to that time, he served as Vice President & Deputy General Counsel for Compaq’s Worldwide Sales & Services organization. Before Compaq, he spent 10 years with Digital Equipment Corporation, where he was responsible for litigation, antitrust and competition and corporate compliance on a global basis.

      Stan Swete, 44, Executive Vice President, Products & Technology, joined PeopleSoft in October 2004. Mr. Swete previously had worked at PeopleSoft from 1992 to July 2002, serving in various roles, including manager of PeopleTools Development, manager of PeopleTools Product Strategy, Vice President of PeopleSoft Product Development, and general manager for PeopleSoft Financial Management solutions. Mr. Swete graduated from Stanford University with bachelor’s and master’s degrees in industrial engineering.

EXECUTIVE COMPENSATION

      The Board of Directors designated eight persons as executive officers for the 2003 fiscal year.

Summary Compensation Table

      The following table sets forth the annual and long-term compensation (1) earned in each of the last three full fiscal years by PeopleSoft’s Chief Executive Officer and each of the other four most highly compensated executive officers (the “Named Executive Officers”) (note that Mr. Conway’s employment with the Company was terminated on October 1, 2004):

						Long-Term Compensation
						Award(s)
		Annual Compensation
								Securities
Name and				Other Annual		Restricted Stock		Underlying	All Other
Principal Position	Year	Salary	Bonus(2)	Compensation		Award(s)($)(3)		Options(#)	Compensation($)

Craig A. Conway	2003	$1,000,000	$2,325,000	—		—		1,500,000	—
President and	2002	1,000,000	1,920,000	—		$14,645,000	(4)	4,125,000	—
Chief Executive Officer/ Director	2001	1,000,000	2,325,000	—		—		1,000,000	—
Guy E. Dubois	2003	356,000	725,000	72,000	(5)	730,000	(6)	300,000	—
Executive Vice	2002	364,000	338,000	142,000	(5)	1,465,000	(7)	525,000	—
President, EMEA	2001	281,000	891,000	153,000	(5)	—		60,000	—
Ram Gupta	2003	425,000	980,000	—		730,000	(6)	300,000	—
Executive Vice	2002	425,000	1,386,000	—		1,465,000	(7)	525,000	—
President, Products & Technology	2001	325,000	1,483,000	—		—		—	—
Kevin T. Parker	2003	425,000	1,100,000	—		837,000	(6)	300,000	$3,000	(9)
Executive Vice	2002	400,000	464,000	—		1,025,000	(7)	437,500	—
President, Finance and Administration, Chief Financial Officer	2001	330,000	475,000	—		1,795,000	(8)	130,000	—
W. Philip Wilmington	2003	425,000	765,000	1,000		338,000	(6)	300,000	5,000	(9)
Executive Vice	2002	425,000	391,000	—		1,465,000	(7)	525,000	8,000	(12)
President, Americas	2001	350,000	1,057,000	17,000	(10)	449,000	(11)	130,000	8,000	(12)

(1)	Dollar amounts are reported to the nearest $1,000.00.

(2)	Payments of bonuses are made pursuant to PeopleSoft’s employee bonus plan, annual discretionary bonus program, and, as applicable, individual retention arrangements.

(3)	On December 31, 2003, the number of unvested shares held pursuant to restricted stock awards, and their aggregate value on that date, was as follows: Mr. Conway: 500,000 shares valued at $11,395,000; Mr. Dubois: 69,125 shares valued at $1,575,359; Mr. Gupta: 69,125 shares valued at $1,575,359; Mr. Parker: 100,021 shares valued at $2,279,479; and Mr. Wilmington: 59,625 shares valued at $1,358,854. Dividends, if any, are payable to the holders of restricted stock under our plans.

(4)	These shares vest 100% on February 1, 2006, or will vest pro rata if Mr. Conway leaves PeopleSoft under certain circumstances prior to February 2006.

(5)	In 2001, Mr. Dubois received auto reimbursement, travel compensation and a sales excellence award of $4,095, $147,804 and $957, respectively. In 2002, he received auto reimbursement and travel compensation of $3,887 and $137,705, respectively. In 2003, he received auto reimbursement and travel compensation of $3,221 and $68,654, respectively.

(6)	These shares vested 1/4 on January 30, 2004, then vest 1/16th per quarter thereafter, for a total vesting period of four years.

(7)	These shares vested 1/4 on February 5, 2003, then vest 1/16th per quarter thereafter, for a total vesting period of four years.

(8)	These shares vested 1/3 on October 30, 2002, then vest 1/12th per quarter thereafter, for a total vesting period of three years.

(9)	The amounts represent PeopleSoft contributions made to the 401(k) plan accounts of the designated individuals.

(10)	In 2001, Mr. Wilmington received sales commissions of $15,000 and a sales excellence award of $1,541. In 2003, he received a sales excellence award of $724.

(11)	These shares vested 1/4 on October 30, 2002, then vest 1/16th per quarter thereafter, for a total vesting period of four years.

(12)	The amounts represent PeopleSoft contributions made to the deferred compensation plan account of Mr. Wilmington.

Option Grants in Last Fiscal Year

      The following table sets forth each grant of stock options made during the year ended December 31, 2003, to each of the Named Executive Officers. Each option was granted at the closing market price per share as reported on the Nasdaq National Market on the date of grant:

	Individual Grants
						Potential Realizable Value at
	Number of		% of Total			Assumed Annual Rates of
	Securities		Options			Stock Price Appreciation for
	Underlying		Granted to	Exercise		Option Term(2)
	Options		Employees in	Price	Expiration
Name	Granted(#)		Fiscal Year(1)	($/share)	Date	5%($)	10%($)

Craig A. Conway	375,000	(3)	2.56%	$17.81	01/16/2013	$4,200,230	$10,644,207
	375,000	(4)	2.56%	16.67	05/04/2013	3,931,378	9,962,883
	375,000	(5)	2.56%	16.56	08/04/2013	3,905,436	9,897,141
	375,000	(6)	2.56%	20.79	11/16/2013	4,903,020	12,425,215
Guy E. Dubois	75,000	(3)	0.51%	17.81	01/16/2013	840,046	2,128,841
	75,000	(4)	0.51%	16.67	05/04/2013	786,276	1,992,577
	75,000	(5)	0.51%	16.56	08/04/2013	781,087	1,979,428
	75,000	(6)	0.51%	20.79	11/16/2013	980,604	2,485,043
Ram Gupta	75,000	(3)	0.51%	17.81	01/16/2013	840,046	2,128,841
	75,000	(4)	0.51%	16.67	05/04/2013	786,276	1,992,577
	75,000	(5)	0.51%	16.56	08/04/2013	781,087	1,979,428
	75,000	(6)	0.51%	20.79	11/16/2013	980,604	2,485,043
Kevin T. Parker	75,000	(3)	0.51%	17.81	01/16/2013	840,046	2,128,841
	75,000	(4)	0.51%	16.67	05/04/2013	786,276	1,992,577
	75,000	(5)	0.51%	16.56	08/04/2013	781,087	1,979,428
	75,000	(6)	0.51%	20.79	11/16/2013	980,604	2,485,043
W. Philip Wilmington	75,000	(3)	0.51%	17.81	01/16/2013	840,046	2,128,841
	75,000	(4)	0.51%	16.67	05/04/2013	786,276	1,992,577
	75,000	(5)	0.51%	16.56	08/04/2013	781,087	1,979,428
	75,000	(6)	0.51%	20.79	11/16/2013	980,604	2,485,043

(1)	Options to purchase an aggregate of 14,673,030 shares of PeopleSoft’s Common Stock were granted to employees in 2003.

(2)	These columns show the hypothetical gains or “option spreads” of the options granted based on assumed annual compound stock price appreciation rates of 5% and 10% over the full ten-year term of the options. The 5% and 10% assumed rates of appreciation are specified in the rules of the SEC and do not represent PeopleSoft’s estimated or projected future prices of PeopleSoft’s Common Stock.

(3)	These shares vest 1/16 per quarter over four years, commencing January 16, 2003.

(4)	These shares vest 1/16 per quarter over four years, commencing May 4, 2003.

(5)	These shares vest 1/16 per quarter over four years, commencing August 4, 2003.

(6)	These shares vest 1/16 per quarter over four years, commencing November 16, 2003.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth, for each of the Named Executive Officers, certain information concerning the exercise of stock options during 2003, including the year-end value of unexercised options:

			Number of Securities
			Underlying	Value of Unexercised
			Unexercised Options at	In-the-Money Options at
	Shares		Fiscal Year-End (#)	Fiscal Year-End(2) ($)
	Acquired on	Value
Name	Exercise (#)	Realized(1) ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable

Craig A. Conway	200,000	$1,772,500	4,017,186/4,007,814	$17,234,975/$12,040,400
Guy E. Dubois	0	0	734,609/620,391	$1,209,345/$2,194,980
Ram Gupta	0	0	512,998/642,275	$1,668,784/$2,428,533
Kevin T. Parker	0	0	676,092/641,408	$824,931/$2,244,019
W. Philip Wilmington	0	0	667,920/668,439	$2,327,310/$2,311,743

(1)	“Value Realized” is calculated by determining the difference between the closing price of PeopleSoft’s Common Stock as reported on the Nasdaq National Market on the date of exercise, and the exercise price of the shares.

(2)	“Value of Unexercised In-the-Money Options at Fiscal Year-End” is calculated by determining the difference between the closing price per share of PeopleSoft’s Common Stock as reported on the Nasdaq National Market on December 31, 2003 ($22.79) and the exercise price of such options.

Employment Agreements and Severance Arrangements

Employment Agreements

      PeopleSoft has an employment agreement with one of its executive officers, Mr. Dubois, and previously had in place an employment agreement with its former chief executive officer, Mr. Conway, each as described below.

      Mr. Conway and PeopleSoft entered into an employment agreement in May 1999. The Compensation Committee approved the material amendments to Mr. Conway’s employment agreement on May 27, 2003 and August 20, 2003, and a formal restated employment agreement was executed on January 30, 2004. The agreement provided for an annual base salary, subject to annual review by the Compensation Committee, which was then set at $1,000,000. In addition, the agreement provided that Mr. Conway’s bonuses would be determined by the Compensation Committee of the Board of Directors based on performance criteria established by the Compensation Committee. Pursuant to the employment agreement, in May 1999 the Compensation Committee granted Mr. Conway options to acquire 2,000,000 shares of PeopleSoft Common Stock at an exercise price of $12.6875 per share with monthly vesting over a four year period, conditioned on Mr. Conway’s continued employment or consulting relationship with PeopleSoft. Also pursuant to the employment agreement, Mr. Conway purchased 500,000 restricted shares of PeopleSoft’s Common Stock at $0.01 per share in 1999. Such restricted stock was subject to repurchase by PeopleSoft at its original purchase price, which right expired as to 25% of the shares each year over four years, conditioned on Mr. Conway’s continued employment or consulting relationship with PeopleSoft. All repurchase rights with respect to these restricted shares expired. Mr. Conway was eligible to receive additional grants of options and restricted stock as determined by the Compensation Committee.

      Mr. Conway was entitled to severance pay and accelerated vesting of stock options and restricted stock awards under certain circumstances. If Mr. Conway was involuntarily terminated other than for cause, or if

Mr. Conway voluntarily terminated his employment with PeopleSoft for good reason, the vesting of his stock options and restricted stock was to be accelerated to the same extent as such options or restricted stock would have vested had Mr. Conway remained employed by PeopleSoft for an additional twenty-four months. However, the 500,000 shares of restricted stock granted to Mr. Conway in February 2002 were not subject to accelerated vesting upon termination of his employment, but instead vested pro rata based on the number of months from the date of grant through the date of termination. Mr. Conway also was entitled to severance equal to two years’ base salary plus target bonus. In the event of a change of control, Mr. Conway’s unvested stock options were to become fully vested and exercisable and his unvested restricted stock would also fully vest. If the vesting of Mr. Conway’s restricted stock could not be accelerated as described above, PeopleSoft was obligated to make a cash payment equal to the fair market value of the unvested restricted stock owned by Mr. Conway on the date of termination of employment or on the date of the change of control, as applicable.

      On October 1, 2004, Mr. Conway’s employment was terminated by PeopleSoft’s Board and on October 18, 2004, PeopleSoft entered into a separation agreement with Mr. Conway. Pursuant to the separation agreement, Mr. Conway received the severance benefits provided for in his employment agreement, except that Mr. Conway received a discounted lump sum cash payment rather than continued payments for 24 months of base salary and target bonus. Accordingly, in October 2004, in fulfillment of PeopleSoft’s obligations under the employment agreement, Mr. Conway received severance payments of approximately $4.8 million in salary and benefits (prior to income tax withholding as required by law) and a cash settlement of a portion of his unvested restricted stock grants of approximately $8.9 million (prior to income tax withholding as required by law), which amount is equal to the fair market value of the applicable unvested shares on September 30, 2004.

      PeopleSoft has an employment agreement with Mr. Dubois that was entered into in January 2000. He had previously been employed by The Vantive Corporation, which was acquired by PeopleSoft in 1999. The agreement provided for an initial base salary and a target bonus, both of which are subject to annual adjustment and were set at $425,000, inclusive of a travel hardship allowance, and $400,000, respectively, for 2003, and at $425,000, inclusive of a travel hardship allowance, and $400,000, respectively, for 2004. Either Mr. Dubois or PeopleSoft may terminate the agreement upon three months’ notice at any time. On October 18, 2004, PeopleSoft entered into a retention agreement with Mr. Dubois which provides for the payment of a $500,000 retention bonus if, on May 15, 2005, Mr. Dubois is employed, and has been continuously employed since the date of the retention agreement, by PeopleSoft and/or its divisions, subsidiaries or affiliates or any successors to any such entities. The retention agreement implements a bonus that was approved by PeopleSoft’s Compensation Committee in early 2004. Mr. Dubois’ retention bonus was awarded in lieu of the deferred stock bonuses that were awarded to other comparable executives based in the United States in June 2004. Mr. Dubois’ agreement was further amended effective September 2004 to add provisions to ensure that Mr. Dubois is entitled to the benefits of the severance policy for Presidents, Co-Presidents and Executive Vice Presidents, as described below, which supersede the severance benefits provisions in the original contract, providing for severance pay equal to nine months’ salary and nine months’ target bonus if his employment is terminated by PeopleSoft without cause.

      As of October 1, 2004, the Board appointed Mr. Duffield as Chief Executive Officer of the Company, Messrs. Parker and Wilmington as Co-Presidents, and Mr. Bhusri as Vice Chairman of the Board. In connection with such appointments, the Compensation Committee approved an annual salary of $750,000 for each of Messrs. Parker and Wilmington and a guaranteed $500,000 initial annual bonus, with annual bonuses thereafter subject to the achievement of performance criteria to be set by the Compensation Committee. Messrs. Parker and Wilmington did not receive any additional equity awards in connection with their appointments. Mr. Duffield receives a salary of $1 per year plus benefits for serving as Chief Executive Officer.

Severance Arrangements

      The Compensation Committee approved severance policies for PeopleSoft executive officers in January 2003, and amended such policies in May, June, September and October 2004. The severance policies apply to Presidents, Co-Presidents, Executive Vice Presidents and Senior Vice Presidents. During 2003, the Board designated all six Executive Vice Presidents and one Senior Vice President as executive officers of PeopleSoft, and currently the two Co-Presidents, all four Executive Vice Presidents and one Senior Vice President have been designated by the Board as executive officers of PeopleSoft. Pursuant to the severance policy applicable to Presidents, Co-Presidents and Executive Vice Presidents, each is eligible to receive twelve months’ salary, health insurance continuation payments, and target bonus under an employee bonus plan (see “Report of the Compensation Committee — Components of Executive Compensation” below for a description of the bonus plan), and credit for twelve months’ vesting with respect to equity awards, in the event of termination of employment for other than “Cause” as defined in the policy. Senior Vice Presidents are eligible for the same provisions, except that the benefits extend for nine months. The aggregate target bonus potentially payable to eligible officers as a group under the severance policy is $3,958,000 for fiscal year 2004.

      In addition, in the event of termination of employment under certain circumstances following a “Change of Control” as defined in the policies, each eligible executive officer also will be entitled to additional benefits. Presidents, Co-Presidents and Executive Vice Presidents will be eligible to receive twenty-four months’ salary and target bonus (instead of twelve months) and Senior Vice Presidents will be eligible to receive eighteen months’ salary and target bonus (instead of nine months). In addition, each eligible executive officer will receive 100% vesting of his/her outstanding unvested options (but not any restricted stock awards or executive stock bonuses), and payments for up to twenty-four months of health care coverage. In lieu of acceleration of restricted stock awards, PeopleSoft will make a cash payment equal to the fair market value of the unvested restricted stock owned by the executive on the date of termination of employment. In order to receive benefits under this policy, an eligible executive must elect to forego all rights to compensation or accelerated vesting available upon termination of employment under the terms of any other agreement or arrangement with PeopleSoft. Messrs. Parker and Wilmington have each elected to forego such rights. In connection with such amendment, the definition of “Constructive Discharge” in the severance policy for Presidents, Co-Presidents and Executive Vice Presidents also was amended to provide that any person serving as a President or Co-President prior to a Change of Control will be deemed to have experienced a Constructive Discharge after a Change of Control, even if he continues to be employed by the Company or its acquiror, and regardless of his job description or duties and responsibilities after a change of control. Mr. Parker also has a retention bonus arrangement that contains acceleration of service provisions if his employment is terminated without cause or in connection with a change of control of PeopleSoft.

      On October 12, 2004, the Company entered into a separation agreement and general release with Ram Gupta, former Executive Vice President, Products and Technology. Pursuant to the separation agreement, Mr. Gupta received the severance benefits provided for in the Company’s Executive Severance Policy for Presidents, Co-Presidents and Executive Vice Presidents. In addition, Mr. Gupta received $124,147 (prior to income tax withholding as required by law), in lieu of accelerated vesting of shares of restricted stock that were scheduled to vest in October and November 2004.

REPORT OF THE COMPENSATION COMMITTEE

      Set forth below is the report of the Compensation Committee with respect to 2003, the last full fiscal year of the Company.

General

      The PeopleSoft Board of Directors has delegated to the Compensation Committee of the Board (the “Committee”) the responsibility of reviewing and approving PeopleSoft’s compensation programs, including the base salaries, bonus targets and payments, and equity incentive awards of executive officers. The Committee is also responsible for administering PeopleSoft’s stock plans, except to the extent that such responsibilities have been retained by the Board. The Committee has delegated to management certain day-to-day operational activities related to the stock plans.

      The Committee is comprised solely of “independent” directors, as that term is defined in the Nasdaq listing standards, as well as under Rule 16b-3 of the Exchange Act and Section 162(m) of the Internal Revenue Code. In 2003, the members of the Compensation Committee were A. George (“Skip”) Battle

(chair), Steven D. Goldby and Cyril J. Yansouni. The Board adopted a charter for the Committee in January 2004.

Compensation Philosophy

      PeopleSoft’s executive compensation programs are designed to attract, motivate and reward superior executive performance that will create long-term stockholder value — and to encourage executives who deliver that performance to remain with PeopleSoft and to continue that level of performance. In setting executives’ compensation, the Committee weighs a range of factors, taking into account both PeopleSoft’s performance and individual achievement. The Committee also considers salary survey data from selected peer group companies, including competitors, to ensure that PeopleSoft’s compensation programs are competitive in the industry. Generally, the Compensation Committee approves the compensation programs for executive officers for a given year at the beginning of the year. The compensation programs for the executive officers for 2003 were determined at a January 2003 meeting of the Committee.

Components of Executive Compensation

      The executive compensation program consists primarily of four elements: (a) base salary, (b) cash incentive compensation, (c) stock options and (d) restricted stock awards. Other equity incentives may be considered for executives from time to time. Executive officers also have the opportunity to participate in various benefits generally available to all full-time employees of PeopleSoft, including health and welfare plans. In addition, PeopleSoft’s executives are eligible to participate in a non-qualified deferred compensation plan and the PeopleSoft 401(k) Plan. The CEO and two other executive officers also received cash retention bonuses during 2003.

      Base Salary. Salary is paid for ongoing performance throughout the year. PeopleSoft has targeted base salary for executive officers that is above the average of a selected group of companies within the information technology industry. These peer companies are considered to be actual or potential competitors of PeopleSoft for executive talent. Executives’ performance and base salaries are reviewed annually by the Compensation Committee and may be adjusted at that time based principally on the following factors: PeopleSoft’s overall performance; the executive’s contributions to corporate goals; changes in the executive’s scope of responsibilities; published pay data for comparable positions in the industry; and internal compensation equity considerations.

      Annual Bonus. To reinforce the attainment of PeopleSoft’s corporate goals and objectives, the Compensation Committee believes that a substantial portion of the annual cash compensation of each executive officer should be in the form of variable incentive pay. The maximum target cash incentive compensation for each executive officer is determined based on the same factors applicable to the determination of base salaries as described above. Executives other than the CEO are eligible to receive quarterly bonuses under a broad-based employee bonus plan (“Bonus Plan”) based on a combination of Company performance and the achievement of individual goals and objectives. Company performance factors include achievement of revenue and operating income targets and attainment of customer satisfaction objectives; individual objectives or goals may include business unit revenue, margin, operating goals and objectives and management of operating expenses. The CEO’s cash incentive compensation is awarded annually based on Company and individual performance criteria as discussed below.

      At the end of each year, the Committee reviews the overall performance of each executive and the role the executive played in PeopleSoft’s overall performance. Based on exceptional Company and individual performance, the Committee may award a discretionary cash bonus, paid in addition to the Annual Bonus amount.

      Restricted Stock and Stock Options. PeopleSoft’s executive compensation policy emphasizes longer-term incentives through restricted stock and stock options. Such awards compensate executives who achieve excellent performance that advances stockholder interests. Restricted stock awards and stock options may be awarded to individual executives based on the individual’s performance and achievement of goals, the executive’s contributions to PeopleSoft’s performance, and the Committee’s assessment of the executive’s potential to contribute to PeopleSoft’s long-term success. Other factors include an evaluation of market survey data for peer group companies, and the retention and incentive value of equity awards currently held by the executive.

      All stock options granted by PeopleSoft in 2003 had an exercise price equal to the market price of PeopleSoft’s Common Stock on the date of grant. As a result, those stock options will only have value if the stock price increases after the grant date and the executive remains employed by PeopleSoft on the vesting date. In 2002 and 2003, stock option grants were made to each executive in quarterly increments, rather than in a single grant. Restricted stock grants, if made, are generally made in a single, annual award.

CEO Compensation Philosophy

      The Compensation Committee has established a policy of compensating the CEO based on PeopleSoft’s overall performance relative to PeopleSoft’s objectives and its competitors. Performance measures include achievement of revenue and operating income targets and expense management, and investor return. The Compensation Committee also considers Mr. Conway’s individual performance in providing PeopleSoft with short and long-term direction and vision, developing strategy, and meeting or exceeding operating goals based on the execution of those strategies. As with all executive compensation decisions, the Committee considers the current market pay levels for peer group companies.

CEO Cash Compensation

      Based upon these factors, in January 2003, the Committee established Mr. Conway’s base salary for 2003 at $1,000,000; his base salary has remained unchanged since 2001. Although the CEO does not participate in the Bonus Plan, the Committee establishes an annual target cash incentive for Mr. Conway, also based on the factors described above. For 2003, Mr. Conway’s annual bonus target remained at $1,500,000, unchanged since 2001. Upon its review of PeopleSoft’s overall financial and business performance during the year as well as its performance relative to competitors, and the Committee’s evaluation of Mr. Conway’s outstanding performance in leading PeopleSoft, Mr. Conway was awarded a cash incentive bonus at 100% achievement of his target, or $1,500,000.

      In addition, based on the successful acquisition of J.D. Edwards & Company and progress of its integration with PeopleSoft, the extraordinary performance in successfully meeting or exceeding stockholder expectations in an extremely challenging environment and PeopleSoft’s consistently strong performance, the Committee awarded Mr. Conway an additional $500,000 discretionary bonus for 2003. Mr. Conway also received a $325,000 retention bonus payment in 2003.

CEO Equity Compensation

      In 2003, the Committee granted to Mr. Conway options to purchase an aggregate of 1,500,000 shares of PeopleSoft’s Common Stock, a significant decrease from the equity incentives granted to Mr. Conway in 2002. These options have exercise prices ranging from $16.56 to $20.79 per share. The shares subject to each option vest in equal quarterly increments over a four-year period. In awarding these options, the Compensation Committee considered Mr. Conway’s contribution to the long-term success of PeopleSoft, and the stock and option positions of peer company CEOs. These options are intended to continue to align Mr. Conway’s compensation with stockholder interests, to maintain Mr. Conway’s compensation at a competitive level and to act as a reward and retention vehicle that reflects his continued contributions to increased company value over time.

Committee Actions for 2004

      In an effort to maintain close alignment with PeopleSoft’s stockholder interests, the Compensation Committee and the full Board recently took a number of forward-looking actions regarding executive compensation and equity awards generally. These actions included the following:

•	No changes were made to cash compensation levels for any executive officer. Based on the state of the competitive market, the Compensation Committee believes PeopleSoft executives are fairly and appropriately compensated for 2004.

•	Equity awards in 2004 to executives will be solely in the form of restricted stock. We expect this action to further align the long-term interests of our stockholders and executives by providing rewards based on increased company value, by holding greater retention value for PeopleSoft executives and by the additional benefit of being less dilutive than pure option awards. In addition, the Compensation Committee, after consultation with one of our stockholders, is developing a policy that, commencing in 2005, PeopleSoft will tie vesting of 50% of the equity awards granted to PeopleSoft’s CEO and the four other most highly compensated officers to performance based metrics that the Compensation Committee will establish.

•	Reduction in the annual refresh rate of the Amended and Restated 1989 Stock Plan from the lesser of 20 million shares or 5% of our outstanding Common Stock annually to the lesser of 20 million shares or 3% annually. PeopleSoft decided to further reduce the annual refresh rate to (i) the lesser of 20 million shares or 2% of our outstanding common stock annually, effective January 1, 2006, and (ii) the lesser of 20 million shares or 1% of our outstanding common stock annually, effective January 1, 2008 after consultation with one of our stockholders. The 1989 Plan is the primary vehicle from which stock options, restricted stock and other equity incentives are distributed to employees and executives. This decision will reduce the amount of equity available to grant to employees and executives, starting in 2004. This plan now provides an annual refresh rate that we believe is consistent with other firms in our industry and with stockholder expectations.

•	Cancellation of approximately nine million shares available for equity awards at December 31, 2003 from the 1989 Plan. In further reducing the number of available shares being carried forward from year to year, the Board has acted in the best interests of stockholders while maintaining adequate equity incentives to attract and retain a valuable workforce.

•	Reduction in the number and size of broad-based equity grants to both new and current employees. Taking into account leading practices for larger technology companies, the Compensation Committee has directed PeopleSoft management to emphasize awarding equity incentives to the Company’s top performers.

•	Termination of the 2000 Nonstatutory Stock Option Plan, a plan providing for the grant of options that do not qualify for incentive stock option treatment. This plan was put into effect to address special retention issues and is no longer used. While currently outstanding options under the plan will continue to be exercisable, no new equity awards will be made under this plan.

Tax Deduction Limit

      Current U.S. tax law has a $1 million annual tax deduction limit on compensation a company pays to its chief executive officer and to each of its four other most highly compensated executive officers. Compensation subject to this deduction limit includes: cash compensation; the difference between the exercise price of stock options granted and the value of the underlying stock on the date of exercise; and the difference between the purchase price of a restricted stock award and the value of the underlying stock on the vesting date. PeopleSoft may deduct compensation with respect to any of these individuals only to the extent that during any fiscal year such compensation does not exceed $1 million or meets certain other “performance based” criteria which must be approved by the stockholders (as defined under the Internal Revenue Code and related regulations).

To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible.

COMPENSATION COMMITTEE

A. George “Skip” Battle (Chair)
Steven D. Goldby
Cyril J. Yansouni

Compensation Committee Interlocks and Insider Participation

      Messrs. Battle, Goldby and Yansouni served as members of the Compensation Committee during 2003 and none of them was an officer or employee of PeopleSoft or any of its subsidiaries during that time or an executive officer of any entity for which any executive officer of PeopleSoft serves as a director or a member of the compensation committee.

REPORT OF THE AUDIT COMMITTEE

      Set forth below is the report of the Audit Committee with respect to 2003, the last full fiscal year of the Company.

      The Audit Committee consists solely of independent directors as defined in the Nasdaq listing standards. Pursuant to the charter adopted by the Board in 2000, as amended and restated in 2004, the Audit Committee acts on behalf of the Board of Directors to oversee PeopleSoft’s financial reporting processes, accounting principles and the adequacy of its internal accounting controls. The Committee is responsible for selecting and retaining PeopleSoft’s independent auditors, approving the services they will perform, and reviewing the performance of PeopleSoft’s internal and independent auditors. The Committee reviews financial and operating reports and disclosures, including PeopleSoft’s reports filed on Forms 10-K and 10-Q.

      The Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent auditors, nor can the Committee certify that the independent auditors are “independent” under applicable rules. The Committee serves in a board-level oversight role in which it provides advice, counsel and direction to management and the auditors based on the information it receives, on discussions with management and the auditors, and on the Committee members’ experience in business, financial and accounting matters. The Committee has the authority to engage its own outside advisors apart from counsel or advisors hired by management as it determines appropriate, including experts in particular areas of accounting. Management is responsible for the reporting processes and preparation and presentation of financial statements and the implementation and maintenance of internal controls. PeopleSoft’s independent auditors are responsible for expressing an opinion on the conformity of PeopleSoft’s audited financial statements to generally accepted accounting principles in the United States.

      In 2003, the Committee met 14 times. The Committee meetings were attended by senior members of the financial management team and of the General Counsel’s office and representatives of PeopleSoft’s independent auditors; representatives of PeopleSoft’s internal auditors also attended many of the meetings. Nine of the meetings included executive sessions where the Committee met with PeopleSoft’s independent auditors without management representatives. The Committee provided opportunities for the internal auditors to meet in executive session with the Committee as well.

      During 2003, the Committee reviewed with management and independent auditors the overall audit scope and plans, the results of external audit examinations, evaluations by the auditors of internal controls and the quality of PeopleSoft’s financial reporting. The Committee also reviewed with management and with PeopleSoft’s internal auditors the internal audit scope and plans, results of internal audits, and the progress of

PeopleSoft’s and the internal auditors’ in-depth review of PeopleSoft’s internal controls, in preparation for the year-end assessment that will occur at the end of the 2004 fiscal year.

      The Committee has reviewed and discussed with management and the independent auditors the audited financial statements and interim financial reporting for the year ended December 31, 2003, as well as for prior years. The independent auditors’ presentations to the Committee included the matters required to be discussed in accordance with Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Committee reviewed with the independent auditors the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees, as amended). Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that PeopleSoft’s audited financial statements for the year ended December 31, 2003 be included in the Annual Report on Form 10-K.

AUDIT COMMITTEE

Cyril J. Yansouni (Chair)
A. George “Skip” Battle
Frank J. Fanzilli, Jr.
Steven D. Goldby

PEOPLESOFT STOCK PERFORMANCE

      The following graph compares the cumulative total return on a percentage basis to stockholders on PeopleSoft’s Common Stock from December 31, 1998 through December 31, 2003 to the cumulative total return of (i) the S&P 500 Index (ii) the Nasdaq Stock Market (U.S. Companies) Index, and (iii) the Nasdaq Computer and Data Processing Services Group Index, assuming the investment of $100 in PeopleSoft’s Common Stock and in each of the other indices, and reinvestment of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

AMONG PEOPLESOFT, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX,
THE S&P 500 INDEX AND THE NASDAQ COMPUTER & DTA PROCESSING INDEX